

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2018

Nader Z. Pourhassan, Ph.D.
President and Chief Executive Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, Washington 98660

> **Re: CytoDyn Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 7, 2018**
> **Response dated September 24, 2018**
> **File No. 000-49908**

Dear Dr. Pourhassan:

We have reviewed your response dated September 24, 2018 and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Response dated September 24, 2018

General

1. As it appears you will acquire substantially all of the assets of ProstaGene, and a presumption exists that a separate entity is a business, it appears that you will acquire a business for purposes of Rule 3-05 of Regulation S-X. Please revise your preliminary proxy statement to provide the disclosure required by Items 11(e), 13 and 14 of Schedule 14A pursuant to Note A of Schedule 14A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Steven M. Skolnick - Lowenstein Sandler LLP